William L. Cole Direct: 314-259-2711 wlcole@bryancave.com

April 14, 2005

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:    Edward M. Kelly

Senior Counsel

Re:   Leggett & Platt, Incorporated

Registration Statement on Form S-3

File No. 333-123213

Filed March 9, 2005

Amendment No. 1 Filed on April 7, 2005

Dear Mr. Kelly:

We are writing this letter on behalf of Leggett & Platt, Incorporated (the “Registrant”) in response to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 13, 2005 regarding Amendment No. 1 to the above-referenced Registration Statement on Form S-3 filed by the Registrant on April 7, 2005 (the “Registration Statement”). Concurrently, we are filing via EDGAR under the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Registrant’s response. For the convenience of the Staff, we are enclosing three marked courtesy copies of Amendment No. 2.

1.      Refer to prior comment 8. Revise these disclosures that can be read to imply that investors do not have rights under the federal securities laws about the disclosures in the prospectus:

Edward M. Kelly	Bryan Cave LLP

Securities and Exchange Commission

April 14, 2005

•	The third sentence in the second paragraph under “Description of Capital Stock” on page 21.

•	The third sentence in the fifth paragraph under “Preferred Share Purchase Rights and Series A Junior Participating Preferred Stock” on page 26.

•	The third sentence in the second paragraph under “Certain Charter and Bylaw Provisions” on page 26.

Response: The Registrant has revised the disclosure in the Registration Statement in response to the Staff’s comments.

*    *    *    *

We appreciate your prompt review and look forward to hearing from you with respect to these comment responses. We have noted the staff’s request that, at the time of our request for acceleration of effectiveness, we furnish a letter to the staff setting forth certain acknowledgements and we will do so at that time. If you require any additional information on these matters, or if we can provide you with any other information which will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at 314-259-2711 or R. Randall Wang at 314-259-2149, or either of us by fax at 314-552-2711.

Very truly yours,

/s/ William L. Cole

Enclosures

cc:	Jennifer R. Hardy, Legal Branch Chief
Wendy M. Watson
G. Douglas Johnson